UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. ________)*


General Employment Enterprises, Inc.
(Name of Issuer)


Common Stock
(Title of Class of Securities)


369730106
(CUSIP Number)


Rafael Kamal, PO Box AA, Dublin, CA 94568, (650) 575-0515
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)


March 30, 2009
(Date of Event which Requires Filing of this Statement)

Note: An ammended 13D/A is being filed to report net dilutuon of percentage ownership as a result of the now increased number of shares outstanding as a result of the issuance of additional shares to another unrelated entity.

Additional shares were purchased by this filer since the previous filing, but were not in such a quantity that required an additional filing.
A filing is now being made to reflect the filer's reduced percentage ownership as a result of an increase in the number of outstanding shares.



CUSIP No. 369730106


1.  Names of Reporting Persons. RAFAEL KAMAL

2.  Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.  SEC Use Only

4.  Source of Funds (See Instructions)  PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): (No)


6.  Citizenship or Place of Organization     UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power: 500,000

8.  Shared Voting Power:

9.  Sole Dispositive Power: 500,000

10.  Shared Dispositive Power:

11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 500,000

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares: (No)

13.  Percent of Class Represented by Amount in Row (11) 3.9%

14.  Type of Reporting Person (See Instructions): IN




ITEM 1. SECURITY AND ISSUER

State the title of the class of equity securities to which this statement relates and the name and address of the principal executive offices of the issuer of such securities.

Common stock of General Employment Enterprises, Inc., One Tower Lane, Suite 2200, Oakbrook Terrace, IL 60181.



ITEM 2. IDENTITY AND BACKGROUND

Rafael Kamal of Dublin, CA, a natural person and United States citizen, is the owner of a consulting and staffing firm located in the State of California. For the purposes of this transaction, he is engaged as a private investor.

Mr. Kamal may be contacted at (650) 575-0515 or at PO Box AA, Dublin, CA 94568 The contact information and mailing address for his privately held Business Transformation Outsourcing and Consulting firm, PresenceManager, Inc.
is the same as above.

Mr. Kamal has received no convictions during his life time or had any action brought against him as described in Sections d and e of Item 2.



ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Rafael Kamal has used personal funds in the aggregate amount of $142,413.62 to acquire 500,000 shares of stock in General Employment Enterprises.
No part of the purchase price represents borrowed funds.



ITEM 4. PURPOSE OF TRANSACTION

Prior to the issuance of additional shares of stock by General
Employment Enterprises to PSQ, LLC on March 30, 2009, Mr. Kamal's holdings represented 9.7% of General Employment Enterprises' outstanding shares. Using computation logic derived from PSQ, LLC's 13-D filing on April 9, 2009 Mr. Kamal's holdings now only represent 3.9% of the now effective total outstanding shares.

Mr. Kamal began acquiring shares on 10/06/2008 as part of a strategy that sought to leverage his years of experience to collaboratively guide existing management in the form of strategic recommendations to the Board of Directors, to hopefully return General Employment to a state of profitability, and thereby benefit from his investment made into the company.

Mr. Kamal had acquired these shares for investment purposes, which he felt would increase in value if the right initiatives were undertaken in a timely manner by effective management personnel and industry veterans at the helm.

He now believes such a team to be in place, and will assume the role of a passive investor. He remains appreciative of the prior contact that select members of the outgoing board of directors made with him to try to bring about requisite change. Mr. Kamal believes the incoming team is equipped to do all that is needed to take General Employment in a direction that he himself would have attempted. Mr. Kamal has not had any prior or present contact with the incoming management team and is basing his opinions above on the publicly known credentials of these individuals.

Respondent may, from time to time and at any time, acquire additional shares in the open market or otherwise, and reserves the right to dispose of any or all of his shares in the open market or otherwise, at any time and from time to time.

Other than as set forth above in this Item 4, the respondent has no plans or proposals which relate to, or could result in, any other matters referred to in subsections (a) through (j) of Item 4 of Schedule 13D.



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

       (a) Mr. Kamal's holdings in the firm are held within his own investment account, over which he exercises sole discretion. Mr. Kamal is not part of any shareholder group, and only exercises control over the 500,000 shares he holds directly in his investment account.

       (b) Not applicable

       (c) Not applicable

       (d) Not applicable

       (e) Not applicable

As of the close of business on April 9, 2009, respondent has sole voting and dispositive power over 500,000 shares of General Employment Enterprises, Inc. common stock. He is not part of any group of holders of this company. Using information contained in the 13-D filing by PSQ, LLC of this same date, respondent now holds a diminished 3.9% of the common stock of the company, and exercises no control over any other shares or group of holders.


Transactions effected by the respondent in the 60 days prior to the March 30, 2009 reporting event date were performed in ordinary brokerage transactions, and are represented below, including cost of commissions.

Date Acquired 	Quantity	Price	Transaction Cost

2/2/2009	164,200		$0.21 	$34,482.00
2/12/2009	35,800		$0.21 	$7,518.00
2/17/2009	5,000		$0.21 	$1,050.00
2/17/2009	7,200		$0.21 	$1,512.00
2/17/2009	8,201		$0.21 	$1,722.21
2/17/2009	12,300		$0.21 	$2,583.00
2/17/2009	19,700		$0.21 	$4,137.00
02/26/2009 	260	 	$0.37 	$117.00
02/26/2009 	400		$0.36 	$180.00
02/26/2009 	599	 	$0.33 	$269.55
02/26/2009 	740	 	$0.33 	$333.00
02/26/2009 	1,000		$0.33 	$450.00
02/26/2009 	1,000		$0.33 	$450.00
02/26/2009 	1,000	 	$0.33 	$450.00
02/26/2009 	1,000	 	$0.33 	$450.00
02/26/2009 	1,000	 	$0.34 	$450.00
02/26/2009 	5,000		$0.33 	$2,250.00
02/26/2009 	20,600	 	$0.33 	$9,270.00
02/27/2009 	1,000		$0.36 	$450.00
02/27/2009 	5,000		$0.36 	$2,250.00
02/27/2009 	9,000	 	$0.36 	$4,050.00



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

-Not Applicable-



ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

-None-



SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

4/9/09
Date


/s/Rafael Kamal
Signature


Rafael Kamal, Private Investor
Name/Title